EXHIBIT 99.1

NXT ENERGY SOLUTIONS INC.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and nine months ended

September 30, 2024

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Balance Sheets

(Unaudited-expressed in Canadian dollars)

	September 30,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$874,971	$401,713
Short-term investments	67,544	-
Accounts receivable (Note 3)	101,989	1,828,523
Prepaid expenses and deposits	75,340	53,673
	1,119,844	2,283,909
Long term assets
Deposits	249,786	249,917
Property and equipment	391,975	515,809
Right of Use Assets (Note 4)	2,575,488	665,130
Intellectual property (Note 5)	10,196,110	11,469,995
	$14,533,203	$15,184,760
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities (Notes 6, 16)	$1,176,790	$1,836,741
Deferred revenue (Note 15)	236,748	-
Current portion of convertible debentures (Note 7)	1,891,260	1,842,566
Current portion of long-term debt	111,111	111,111
Current portion of lease obligation (Note 8)	639,662	343,513
	4,055,571	4,133,931
Long-term liabilities
Convertible debentures (Note 7)	5,655,810	1,513,423
Long-term debt	629,630	712,963
Long-term lease obligations (Note 8)	1,734,376	252,004
Asset retirement obligation	28,873	27,030
	8,048,689	2,505,420
	12,104,260	6,639,351
Shareholders' equity
Common shares (Note 10): - authorized unlimited Issued: 78,389,422 (2023 – 78,025,237) common shares	98,241,126	98,179,271
Contributed capital	9,651,731	9,552,839
Deficit	(105,463,914)	(99,186,701)
	2,428,943	8,545,409
Going Concern (Note 1)	$14,533,203	$15,184,760
Commitments (Note 9) Subsequent event (Note 7)

Signed "Charles Selby"	Signed "Bruce G. Wilcox"
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[2]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023

Revenue
SFD® related revenue (Note 15)	$-	$-	$602,072	$-
Expenses
SFD® related costs, net	338,786	348,169	1,322,886	968,199
General and administrative expenses (Notes 12, 16)	1,003,871	841,200	2,987,220	2,644,261
Amortization	482,157	439,868	1,404,855	1,319,604
	1,824,814	1,629,237	5,714,961	4,932,064
Other expenses (income)
Interest expense, net	223,214	48,954	525,982	82,361
Foreign exchange loss (gain)	(102,809)	21,489	7,195	(2,917)
Loss on remeasurement of convertible debentures (Note 7)	(473,345)	-	482,123	-
Loss on disposal of assets, lease modifications and other	5,526	4,276	149,024	13,904
	(347,414)	74,719	1,164,324	93,348

Loss before income taxes	(1,477,400)	(1,703,956)	(6,277,213)	(5,025,412)

Income tax expense	-	-	-	-

Net loss and comprehensive loss	$(1,477,400)	$(1,703,956)	$(6,277,213)	$(5,025,412)
Net loss per share (Note 11)
Basic	$(0.02)	$(0.02)	$(0.08)	$(0.07)
Diluted	$(0.02)	$(0.02)	$(0.08)	$(0.07)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[3]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Cash from (used in):
Operating activities
Net loss	$(1,477,400)	$(1,703,956)	$(6,277,213)	$(5,025,412)
Items not affecting cash:
Stock based compensation expense (Note 12)	34,305	40,233	171,521	178,343
Amortization	482,157	439,868	1,404,855	1,319,604
Accretion expense	615	517	1,844	1,551
Non-cash lease amortization and accretion (Note 8)	57,593	169,525	297,228	511,604
Unrealized foreign exchange loss (gain)	(108,686)	17,505	49,590	(6,872)
Loss on disposal of assets and lease modification	-	-	135,455	-
Remeasurement of convertible debentures (Note 7)	(473,345)	-	482,123	-
Change in deposits	1,441	1,441	4,322	1,921
Change in non-cash working capital balances (Note 14)	220,424	257,991	1,454,034	228,577
Lease payments	(57,992)	(176,175)	(304,544)	(561,153)
Prepaid long-term insurance	-	-	-	(11,525)
	156,512	750,905	3,696,428	1,662,050
Net cash used in operating activities	(1,320,888)	(953,051)	(2,580,785)	(3,363,362)

Financing activities
Proceeds from the Employee Share Purchase Plan (Note 12)	13,985	10,819	30,927	29,140
Proceeds from Restricted Stock Units	-	4,513	-	4,513
Repayment of long-term debt	(27,777)	(27,778)	(83,333)	(83,333)
Net proceeds from Private Placement (Note 10)	-	-	-	1,622,057
Proceeds from Convertible Debentures (Note 7)	(21,615)	265,560	3,450,463	1,897,514
Repayment of lease obligations (Note 8)	(121,271)	-	(238,370)	-
Net cash provided by financing activities	(156,678)	253,114	3,159,687	3,469,891

Investing activities
Purchase of property, plant and equipment, net	-	-	(27,029)	-
Funds used in short-term investments	-	-	(68,417)	-
Net cash used in investing activities	-	-	(95,446)	-
Effect of foreign exchange rate changes on cash and cash equivalents	(12,905)	18,921	(10,198)	(558)

Net increase (decrease) in cash and cash equivalents	(1,490,471)	(681,016)	473,258	105,971
Cash and cash equivalents, beginning of the period	2,365,442	1,050,424	401,713	263,437
Cash and cash equivalents, end of the period	$874,971	$369,408	$874,971	$369,408
Supplemental information
Cash interest paid	$169,438	$2,126	$372,270	$22,154
Cash taxes paid	-	-	-	-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[4]

NXT ENERGY SOLUTIONS INC.

Condensed Consolidated Interim Statements of Shareholders' Equity

(Unaudited-expressed in Canadian dollars)

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023

Common Shares
Balance at beginning of the period	$98,213,154	$98,092,207	$98,179,271	$96,423,648
Issuance of common stock, net of share issuance costs for:
Private placement (Note 10)	-	-	-	1,622,057
Employee Share Purchase Plan (Note 12)	27,972	20,513	61,855	52,542
Restricted Stock Unit Plan (Note 12)	-	52,338	-	66,811
Balance at end of the period	98,241,126	98,165,058	98,241,126	98,165,058
Contributed Capital
Balance at beginning of the period	9,641,640	9,473,268	9,552,839	9,404,518
Recognition of stock-based compensation expense (Note 12)	10,091	23,750	98,892	92,500
Balance at end of the period	9,651,731	9,497,018	9,651,731	9,497,018
Deficit
Balance at beginning of the period	(103,986,514)	(97,057,045)	(99,186,701)	(93,735,589)
Net loss	(1,477,400)	(1,703,956)	(6,277,213)	(5,025,412)

Balance at end of the period	(105,463,914)	(98,761,001)	(105,463,914)	(98,761,001)

Total Shareholders' Equity at end of the period	$2,428,943	$8,901,075	$2,428,943	$8,901,075

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

[5]

NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

1.  The Company and going concern

NXT Energy Solutions Inc. (the “Company” or “NXT”) is a publicly traded company based in Calgary, Alberta Canada and listed on the Toronto Stock Exchange (“TSX”).

NXT’s proprietary Stress Field Detection (“SFD®”) technology is an airborne survey system that utilizes the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential.

These unaudited condensed consolidated interim financial statements of NXT have been prepared by management in accordance with generally accepted accounting principles of the United States of America (“US GAAP”).

These unaudited condensed consolidated interim financial statements reflect adjustments, all of which are normal recurring adjustments that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods.

These unaudited condensed consolidated interim financial statements have been prepared on a going concern basis.  The going concern basis of presentation assumes that NXT will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The events described in the following paragraphs highlight that there is substantial doubt about NXT’s ability to continue as a going concern within one year after the date that these unaudited condensed consolidated interim financial statements have been issued.  The Company’s current cash position is not expected to be sufficient to meet the Company’s obligations and planned operations for a year beyond the date that these unaudited condensed consolidated interim financial statements have been issued.

Since 2022, the Company has deferred payment of certain operating costs, including payroll and other general and administrative costs.  During 2023 and to date in 2024 the Company completed private placements which resulted in raising an additional net proceeds of $8,551,690 (Notes 7 and 10) and completed an SFD® survey and a deposit on another SFD® survey which have generated operating funds.  In addition, on November 1, 2024 the Company announced that Ataraxia Capital (“Ataraxia”) will fund the final US$900,000 of the 2023 agreement between Ataraxia and the Company (Note 7).  Further financing options that may or may not be available to the Company include issuance of new equity, debentures or bank credit facilities.  The need for any of these options will be dependent on the timing of securing new SFD® related revenues and obtaining financing on terms that are acceptable to both the Company and the financier.

The Company continues to develop its pipeline of opportunities to secure additional revenue contracts.  The Company’s longer-term success remains dependent upon its ability to convert these revenue opportunities into successful contracts, to continue to attract new client projects, expand its revenue base to a level sufficient to exceed fixed operating costs, and generate consistent positive cash flow from operations.  The occurrence and timing of these events cannot be predicted with sufficient certainty.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

The unaudited condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate.  If the going concern basis was not appropriate for these unaudited condensed consolidated interim financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. These adjustments could be material.

Use of Estimates and Judgements

In preparing these unaudited condensed consolidated interim financial statements, NXT was required to make estimates and assumptions that affect both the amount and timing of recording assets, liabilities, revenues and expenses since the determination of these items may be dependent on future events.  The Company uses the most current information available and exercises careful judgment in making these estimates and assumptions.  In the opinion of management, these unaudited condensed consolidated interim financial statements have been properly prepared within reasonable limits of materiality and within the framework of the Company’s significant accounting policies.  The estimates and assumptions used are based upon management’s best estimate as at the date of the unaudited condensed consolidated interim financial statements.  Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the period when determined. Actual results may differ from those estimates.

Certain estimates and judgments have a material impact where the assumptions underlying these accounting estimates relate to matters that are highly uncertain at the time the estimate or judgment is made or are subjective. In 2024 and 2023, the estimates and judgments included the assessment of impairment indicators of intellectual property and recognition of SFD® related revenue.

The Company reviews intellectual property for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable.  The Company considers both internal and external factors when assessing for potential indicators of impairment of its intellectual property, including the consideration of historical and forecasted SFD® related revenues, market capitalization, control premiums, and the SFD® related revenue multiples compared to industry peers.  When indicators of impairment exist, the Company first compares the total of the estimated undiscounted future cash flows or the estimated sale price to the carrying value of an asset.  If the carrying value exceeds these amounts, an impairment loss is recognized for the excess of the carrying value over the estimated fair value of the intellectual property.

Other accounting estimates and judgments that may have a material impact on the unaudited condensed consolidated interim financial statements include: the forward-looking assumptions related to the going concern assumption, the estimated useful lives of intellectual property and property, plant and equipment, lease interest rates and terms, and the assumptions used to measure stock-based compensation expense.

2.  Significant Accounting Policies

Basis of Presentation

These condensed consolidated interim financial statements for the period ended September 30, 2024 have been prepared by management in accordance with US GAAP and by applying the same accounting policies and methods as used in preparing the consolidated financial statements for the fiscal year ended December 31, 2023.  There are no new policies that were adopted on January 1, 2024.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

3. Accounts Receivable

	September 30,	December 31,
	2024	2023
Trade receivables	$12,636	$1,738,694
Other receivables	89,353	89,829
Accounts receivable	101,989	1,828,523

4. Right of use assets

	September 30, 2024
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$3,468,239	$1,897,675	$1,570,564
Office Building	2,324,694	1,325,881	998,813
Printer	9,716	3,605	6,111
	5,802,649	3,227,161	2,575,488

	December 31, 2023
	Cost	Accumulated	Right of
	Base	Amortization	Use
Aircraft	$1,847,617	$1,728,958	$118,659
Office Building	1,725,414	1,186,673	538,741
Printer	9,716	1,986	7,730
	3,582,747	2,917,617	665,130

Aircraft

On March 22, 2024 the Company extended its Aircraft lease for three years, until March 28, 2027.  The Company will own the aircraft at the end of the lease term.  Terms of the lease extension include an interest rate of 12%, and monthly payments of US$40,189.  The Company has an early purchase option to acquire the aircraft on any of the following dates, March 28, 2025, September 28, 2025, March 28, 2026 or September 28, 2026.  The purchase price would be the amortized value of the lease liability, plus a four-month interest penalty.  The lease is being treated as a finance lease.  As a result of the lease extension the Right of Use Assets and lease obligations have been increased as follows:

Right of Use Assets	CDN$1,620,622
Lease obligations	US$1,221,579

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

The Company has recognized a loss of $31,686 on the Aircraft lease modification.

Building

On May 1, 2024, the Company surrendered approximately 3,207 square feet of its office building lease to the landlord and extended its lease for an additional five years until September 30, 2030.  Additional terms of the lease extension include an implied interest rate of 10%, and monthly payments of $19,771.  The lease will continue to be treated as an operating lease.  As a result of the lease extension the Right of Use Assets and lease obligations have been increased as follows:

Right of Use Assets	$599,281
Lease obligations	$600,495

The Company has recognized a loss of $1,214 on the building lease modification, and a loss on disposal of leasehold improvements of $102,555.

5.  Intellectual property

	September 30, 2024
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$15,303,417	$9,967,583
SFD® Geothermal Right acquired	275,610	47,083	228,527
	25,546,610	15,350,500	10,196,110

	December 31, 2023
	Cost	Accumulated	Net book
	Base	amortization	Value
SFD® Hydrocarbon Right acquired	$25,271,000	$14,039,868	$11,231,132
SFD® Geothermal Right acquired	275,610	36,747	238,863
	25,546,610	14,076,615	11,469,995

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

SFD® Hydrocarbon Right

During 2015, NXT acquired the rights to the SFD® technology for use in the exploration of hydrocarbons (“Hydrocarbon Right”) from Mr. George Liszicasz, the former President and CEO of NXT (“CEO”), and recorded the acquisition as an intellectual property asset on the balance sheet.  The asset was recorded at the fair value of the consideration transferred, including the related tax effect of approximately $25.3 million.

The Hydrocarbon Right is being amortized on a straight-line basis over its estimated useful life of 15 years. The annual amortization expense expected to be recognized is approximately $1.7 million per year for a five-year aggregate total of $8.5 million.

SFD® Geothermal Right

The Company acquired the SFD® technology rights for geothermal resources (“Geothermal Right”) from the former CEO on April 18, 2021.  One portion of the consideration deliverable by the Company in connection with the acquisition of the Geothermal Right is still outstanding.  A US$200,000 payment will become due in the event that the Company’s cash balance exceeds CDN$5,000,000 due to receipt of specifically defined funds from operations.  The cost of this milestone will be recognized when it is deemed probable that the milestone will be achieved, by a special committee of the board of directors (the “Board”) comprised entirely of independent directors.  As of September 30, 2024 the remaining milestone is still deemed not probable of being achieved.

The current book value of the Geothermal Right is being amortized on a straight-line basis over its estimated useful life of 20 years. The annual amortization expense expected to be recognized is approximately $13,781 per year for a 5-year aggregate total of approximately $68,902.

Reconciliation of Intellectual Property

	SFD® Hydrocarbon Right	SFD® Geothermal Right	Total
Net book value at December 31, 2022	12,915,866	252,643	13,168,509
Amortization	(1,684,734)	(13,780)	(1,698,514)
Net book value at December 31, 2023	11,231,132	238,863	11,469,995
Amortization	(1,263,549)	(10,336)	(1,273,885)
Net book value at September 30, 2024	9,967,583	228,527	10,196,110

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

6.  Accounts payable and accrued liabilities

	September 30,	December 31,
	2024	2023
Accrued liabilities related to:
Consultants and professional fees	$307,598	$225,224
Payroll related	423,196	525,472
Board fees	162,468	228,199
Interest payable	83,615	38,222
	976,877	1,017,117
Trade payables and other	199,913	819,624
	1,176,790	1,836,741

7. Convertible Debentures

On May 31, 2024 the Company issued convertible debentures (the “2024 Debentures”) to MCAPM LP for the principal amount of US$2,000,000, being approximately CDN$2,773,660.  The 2024 Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable on May 31, 2026.  The 2024 Debentures are convertible into common shares at a conversion price of US$0.25 (approximately CDN$0.3428) per Common Share which provides MCAPM LP with the right to obtain up to 8,000,000 common shares of the Company.

On November 8, 2023 the Company issued the first tranche of a multi-tranche unsecured convertible debenture (the “November Debentures”).  The November Debentures bear interest at 10.0% per annum, paid quarterly in arrears, and are due and payable two years after issuance of the November Debentures.  The November Debentures are convertible into common shares in the capital of NXT at a fixed conversion price of US$0.1808 (CDN$0.25).  During 2023, the Company issued the first two tranches of the November Debentures for US$1,150,000 (approximately CDN$1,577,600).

On January 12, 2024, the Company closed the final tranche of the November Debentures for an additional US$722,000 (approximately CDN$966,036).  Including the final tranche, the Company issued a total of US$1,872,000 (approximately CAD$2,543,636) of the November Debentures, which will allow the subscribers to obtain an aggregate of up to 10,353,982 common shares.  Insiders which include MCAPM, LP and Michael P. Mork (“Mork Capital”) and all of the directors of NXT, were issued November Debentures valued, in the aggregate principal amount, at US$1,522,000 (approximately CDN$2,076,776).

Mork Capital has the right to own, after conversion of all of their 2024 Debentures and November Debentures, 30,526,321 common shares. This represents approximately 32.5% of the issued and outstanding common shares as of the date of these financial statements (after giving effect to the conversion of the full amount of the 2024 Debentures and the November Debentures).

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

On May 31, 2023 the Company issued a two-year term convertible debenture for US$1,200,000 (CDN$1,631,954) to Ataraxia Capital and an additional US$200,000 (CDN$265,560) on July 10, 2023.  The terms of the convertible debenture include an annual interest rate of 10%, paid quarterly in arrears, a fixed conversion price of US$0.143 per common share.  The debenture may also be converted into voting preferred shares with an annual dividend rate of 10% paid per quarter.  The preferred shares are not transferable, but may be converted on a one-to-one basis into common shares. The convertible debenture is payable on demand and is secured by a general security agreement, subordinate to the long-term debt.

Repayment of principal and interest:	US$	CDN$1.
2024	$131,800	$178,048
2025	3,012,200	4,069,181
2026	2,840,050	3,836,624
Total principal and interest payments	5,984,050	8,083,853
Less interest	(712,050)	(961,908)
Less debt issuance costs	(42,193)	(56,998)
Net principal remaining	5,229,807	7,064,947
Change in fair value of convertible debentures	356,890	482,123
Current portion of convertible debentures	1,400,000	1,891,260
Non-current portion of convertible debentures	4,186,697	5,655,810

1. Converted at 1.3509

The November Debentures and the 2024 Debentures have been revalued at their fair value as of September 30, 2024 using level 3 inputs.

Subsequent Event

On November 1, 2024 the Company announced it will receive US$900,000 (approximately CDN$1,252,080) for convertible debentures from Ataraxia under the same terms of the subscription agreement signed between Ataraxia and NXT in 2023, except for the conversion price.  The convertible debentures are convertible into common shares at a conversion price of US$0.24 (CDN$0.324) per common share, which provides Ataraxia with the right to obtain up to 3,750,000 common shares of NXT.  The Toronto Stock Exchange (the “TSX”) has provided conditional approval of the final phase of this 2023 agreement.  As of the date of these financial statements, the Company has received US$500,000 (approximately CDN$695,600).

8. Lease obligation

	September 30,	December 31,
	2024	2023
Aircraft	$1,361,556	$37,242
Office Building	1,006,375	550,548
Printer	6,107	7,727
	2,374,038	595,517
Current portion of lease obligations	639,662	343,513
Long-term lease obligations	1,734,376	252,004

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

Movement of lease obligations	September 30,	September 30,
	2024	2023
Opening balance, January 1	$595,517	$1,246,723
Additions	2,252,803	-
Operating lease payments	(304,544)	(561,153)
Finance lease principal payments	(238,370)	-
Lease accretion	70,345	71,922
Foreign exchange	(1,713)	(571)
Closing Balance, September 30	2,374,038	756,921
Current portion of lease obligations	639,662	425,723
Long-term lease obligations	1,734,376	331,198

Maturity of lease liabilities:	Finance Lease	Operating Leases	Total	Weighted Average Remaining Lease Terms
2024	$162,874	$60,169	$223,043	4.0 years
2025	651,496	240,676	892,172	3.7 years
2026	651,496	240,391	891,887	3.1 years
2027	109,513	237,252	346,765	3.3 years
2028	-	237,252	237,252	2.3 years
2029	-	237,252	237,252	1.8 years
2030	-	177,939	177,939	0.8 years
Total lease payments	1,575,379	1,430,931	3,006,310
Less imputed interest	(213,818)	(418,454)	(632,272)
Total discounted lease payments	1,361,561	1,012,477	2,374,038
Current portion of lease obligations	515,875	123,787	639,662
Non-current portion of lease obligations	845,686	888,690	1,734,376

	Lease Term Till	Option to Extend	Incremental Borrowing Rate
Aircraft	March 2027	No	12.0%
Office Building	September 2030	No	10.0%
Printer	November 2026	No	10.8%

As of September 30, 2024 the Company’s aircraft lease was a financing lease and the other leases were operating leases.  The Company’s aircraft lease began to be treated as a finance lease as of March 22, 2024.  The Company’s total operating lease expenditures for the period ended September 30, 2024 was $306,403 (2023 - $561,149).  The Company’s total financing lease expenditures for the period ended September 30, 2024 was $ 329,372 (2023 - $nil).

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

Non-cash lease amortization and accretion

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Amortization of lease incentives and termination costs	$(1,890)	$(3,554)	$(5,462)	$(7,022)
ROU asset amortization	28,651	152,090	234,085	444,898
Lease liability accretion	30,832	20,989	68,605	73,728
	57,593	169,525	297,228	511,604

9.  Commitments

The table below is the non-lease operating cost components associated with the costs of the building lease as of September 30, 2024.

For the fiscal period ending December 31,	Office Premises
2024	$40,850
2025	163,401
2026	163,401
2027	163,401
2028	163,401
2029-2030	286,312
Total	980,766

10.  Common shares

The Company is authorized to issue an unlimited number of common shares, of which the following are issued and outstanding:

	For the nine months ended September 30,
	2024		2023
	# of shares	$ amount	# of shares	$ amount
As at the beginning of the period	78,025,237	$98,179,271	68,949,109	$96,423,648
Private placement, net of issuance costs	-	-	8,510,000	1,622,057
Employee Share Purchase Plan	364,185	61,855	243,200	52,542
Restricted Stock Units	-	-	256,619	66,811
As at the end of the period	78,389,422	98,241,126	77,958,928	98,165,058

On December 22, 2022 the Company announced a multi-tranche private placement (the “Private Placement”) at $0.195 per share.  At December 22, 2022 the Company issued 1,148,282 common shares for gross proceeds of $223,915 in the first tranche, less issuance costs of $7,732.  On January 25, 2023, the Company closed the Private Placement by issuing an additional 8,510,000 common shares, at $0.195 per common share, for additional aggregate gross proceeds of approximately $1,659,450, less issuance costs of $37,393.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

11.  Loss per share

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Net loss for the period	$(1,477,400)	$(1,703,956)	$(6,277,213)	$(5,025,412)
Weighted average number of shares outstanding for the period:
Basic	78,341,847	77,735,682	78,209,964	77,283,442
Diluted	78,341,847	77,735,682	78,209,964	77,283,442
Net loss per share – Basic	$(0.02)	$(0.02)	$(0.08)	$(0.07)
Net loss per share – Diluted	$(0.02)	$(0.02)	$(0.08)	$(0.07)

In periods in which a loss results, all outstanding stock options are excluded from the diluted loss per share calculations as their effect is anti-dilutive.

12.  Share based compensation

The Company has an equity compensation program in place for its executives, employees and directors.  The Company’s stock-based compensation awards outstanding as at September 30, 2024, include stock options, deferred share units (“DSUs”) and the employee share purchase plan (“ESP Plan”).  The following tables provide information about stock option, RSUs, DSU, and ESP Plan activity.

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Stock Option Expense	$10,091	$23,750	$66,526	$92,500
Restricted Stock Units	10,227	6,789	41,701	62,441
Employee Share Purchase Plan	13,987	9,694	30,928	23,402
Compensation Expense	-	-	32,366	-
Total stock-based compensation expense	34,305	40,233	171,521	178,343

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

Stock Options:

The following is a summary of stock options which are outstanding as at September 30, 2024.

Exercise price per share	# of options outstanding	# of options exercisable	Average remaining life (in years)
$0.174	69,200	69,200	3.1
$0.200	166,200	166,200	3.7
$0.216	1,825,200	55,200	3.3
$0.252	115,250	115,250	4.0
$0.259	100,000	-	4.0
$0.260	52,650	52,650	3.3
$0.264	177,200	177,200	3.3
$0.440	21,360	21,360	1.7
$0.510	16,000	16,000	1.0
$0.550	30,000	30,000	0.3
$0.620	18,050	18,050	2.3
$0.680	32,250	32,250	2.4
$0.720	24,460	24,460	2.7
	2,647,820	777,820	3.3

A continuity of the number of stock options which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2023 are as follows:

For the nine months ended			For the year ended
	September 30, 2024		December 31, 2023
		weighted		Weighted
	# of stock	average	# of stock	Average
	Options	exercise price	Options	exercise price
Options outstanding, start of the year	2,927,820	$0.25	461,320	$0.51
Granted	-	-	2,716,500	$0.22
Forfeited	180,000	$(0.22)	(100,000)	$(0.22)
Expired	100,000	$(0.52)	(150,000)	$(0.59)
Options outstanding, end of the period	2,647,820	$0.24	2,927,820	$0.25
Options exercisable, end of the period	777,820	$0.30	877,820	$0.32

Stock options granted generally expire, if unexercised, five years from the date granted and entitlement to exercise them generally vests at a rate as determined by the Board.  On January 6, 2023 the Company announced the grant of 2,050,000 incentive stock options at a price of $0.216 to employees, officers and directors. These incentive stock options will vest upon receipt of cash for SFD® services performed:  1/3 upon collection of US$6.5 million, 1/3 upon the collection of the next US$7.0 million and the final 1/3 upon collection of an additional US$7.5 million.  As of June 30, 2024 the Company began recognizing Stock based compensation expense (“SBCE”) for the incentive stock options.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

SBCE is calculated based on the fair value attributed to grants of stock options using the Black-Scholes valuation model and utilizing the following weighted average assumptions:

	For the nine months ended	For the year ended
	September 30, 2024	December 31, 2023
Expected dividends paid per common share	-	Nil
Expected life in years	-	5.0
Weighted average expected volatility in the price of common shares	-	79%
Weighted average risk-free interest rate	-	3.32%
Weighted average fair market value per share at grant date	-	$0.22
Forfeiture rate	-	18.5%

Deferred Stock Units:

A continuity of the number of DSUs which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2023 are as follows:

	For the nine months ended	For the year ended
Opening balance	September 30, 2024	December 31, 2023
Opening balance	37,354	37,354
Granted	-	-
Closing balance	37,354	37,354

The DSUs plan is a long-term incentive plan that permits the grant of DSUs to qualified directors.  DSUs granted under the DSUs plan are to be settled at the retirement, resignation or death of the Board member holding the DSUs.

Restricted Stock Units:

RSUs entitle the holder to receive, at the option of the Company, either the underlying number of shares of the Company’s common shares upon vesting of such units or a cash payment equal to the value of the underlying shares. The RSUs vest at a rate of one-third at the end of each of the first three years following the date of grant.  Historically the Company settled the RSUs that vested with shares and cash.

On February 21, 2024 the Company granted 1,035,000 RSUs to employees and officers which will vest each year for three years.

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

A continuity of the number of RSUs, including fair value (“FV”) which are outstanding at the end of the current period and as the end of the prior fiscal year ended December 31, 2023 are as follows:

	For the nine months ended		For the year ended
	September 30, 2024		December 31, 2023
	# of RSUs	FV/Unit	# of RSUs	FV/Unit
RSUs outstanding, beginning of the period	-	-	348,334	$0.21
Granted	1,035,000	$0.14	-	-
Forfeited	(120,000)	$(0.14)	-	-
Common shares issued	-	-	(256,619)	$(0.26)
Payroll withholdings settled in cash	-	-	(91,715)	$(0.23)
RSUs outstanding, end of the period	915,000	$0.225	-	-

Employee Share Purchase Plan:

The ESP Plan allows employees and other individuals determined by the Board to be eligible to contribute a minimum of 1% and a maximum of 10% of their earnings to the plan for the purchase of common shares in the capital of the Company, of which the Company will make an equal contribution. Common shares contributed by the Company may be issued from treasury or acquired through the facilities of the TSX.  Historically, the Company has elected to issue common shares from treasury.

A continuity of the number of commons shares under the ESP Plan which are outstanding at the end of the current period and as at the prior fiscal year ended December 31, 2023:

	For the nine months ended		For the year ended
	September 30, 2024		December 31, 2023
	# of shares	$ amount	# of shares	$ amount
Purchased by employees	182,092	$30,927	168,515	$36,246
Matched by the Company	182,093	30,928	140,994	30,509
Total Common Shares issued	364,185	61,855	309,509	66,755

Compensation Expense:

On October 1, 2023 the Company entered into a service agreement with a marketing consultant to provide sales and market services to introduce potential customers to the SFD® technology, attend trade shows, and update the Company’s market systems.  The consultant agreed to be compensated in Common Shares only for approximately US$16,000 per month, based on the five-day volume average price at the end of each month until February 29, 2024.  Issuance of any shares is subject to approval by the TSX.  If the TSX does not approve the share issuance, the marketing consultant will be paid in cash.  As of September 30, 2024, 634,439 common shares, less any withholding taxes, are due to the marketing consultant (360,139 common shares at December 31, 2023).

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

13.  Financial instruments

Non-derivative financial instruments:

The Company’s non-derivative financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, accounts payables and accrued liabilities and long-term debt.  The carrying value of these financial instruments, excluding long-term debt, approximates their fair values due to their short terms to maturity.  The Company has determined that long-term debt approximates its fair value.

Credit Risk

Credit risk arises from the potential that the Company may incur a loss if counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The carrying value of cash and cash equivalents and accounts receivable reflects management’s assessment of maximum exposure to credit risk.  At September 30, 2024, cash and cash equivalents included balances in bank accounts placed with financial institutions with investment grade credit ratings.  The Company manages accounts receivable credit risk by requiring advance payments before entering into certain contract milestones and when possible, accounts receivable insurance.  Currently no accounts receivable are overdue.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk in relation to its holding of significant US$ balances in cash and cash equivalents, deposits, accounts payables, accrued liabilities, deferred revenue, and lease obligations, and entering into United States dollar revenue contracts.  The Company does not currently enter into hedging contracts, but to mitigate exposure to fluctuations in foreign exchange the Company uses strategies to reduce the volatility of United States Dollar assets including converting excess United States dollars to Canadian dollars.  As at September 30, 2024, the Company held net U.S. dollar liabilities totaling approximately US$5,794,738.  Accordingly, a hypothetical 10% change in the value of one United States dollar expressed in Canadian dollars as at September 30, 2024 would have had an approximately $782,811 effect on the unrealized foreign exchange gain or loss for the year.

14.  Change in non-cash operating working capital

The changes in non-cash operating working capital balances are comprised of:

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Accounts receivable	$(32,489)	$(2,121)	$1,726,534	$(1,221)
Prepaid expenses and deposits	40,467	(619)	(21,667)	(27,290)
Accounts payable and accrued liabilities	(27,638)	(75,736)	(490,917)	(79,379)
Deferred Revenue	240,084	336,467	240,084	336,467
	220,424	257,991	1,454,034	228,577

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NXT ENERGY SOLUTIONS INC.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

As at and for the period ended September 30, 2024

(Expressed in Canadian dollars unless otherwise stated)

15.  Geographic information

The Company generates revenue from its SFD® survey system that enables the clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  NXT conducts all of its survey operations from its head office in Canada, and occasionally maintains administrative offices in foreign locations if, and when needed.  Revenue fluctuations are a normal part of SFD® survey system sales and can vary significantly year-over-year.

Revenues for the nine-month period ended September 30, 2024 were generated solely from the Hydrocarbon Right and two customers.  There were no revenues attributable to the Geothermal Right.

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
International	$-	$-	$602,702	$-
Other	-	-	-	-
	-	-	602,702	-

There were no SFD® revenues in the quarters ended September 30, 2024 and 2023, but the Company did receive a US$175,000 deposit for a signed SFD® contract in the quarter ended, September 30, 2024.  It expects to perform the SFD® survey in the fourth quarter of 2024.  This deposit is recorded as deferred revenue.

16.  Other related party transactions

One of the members of the Board is a partner in a law firm which provides legal advice to NXT.  Accounts payable and accrued liabilities include a total of $77,328 ($36,938 as at December 31, 2023) payable to this law firm.

Another member of Board is a board member of Pana Holdings Mauritius, the parent company of Ataraxia Capital, which holds convertible debentures (Note 7).  Accounts payable and accrued liabilities include a total of $19,562 (US$14,481), ($19,699 or US$14,890, as at December 31, 2023) to Ataraxia Capital for accrued interest.

A third member of Board is an employee of MCAPM LP, which holds convertible debentures (Note 7).  Accounts payable and accrued liabilities include a total of $41,893 (US$31,011) to MCAPM LP and Michael P. Mork for accrued interest.

All members of the Board elected to have most of their Board fees payable at December 31, 2023 (note 7) converted into the November Debentures, for a total of US$147,000 (CDN$196,686).  Accounts payable and accrued liabilities include a total of $4,407 (US$3,262), ($nil as at December 31, 2023) to Board members for accrued interest.

Accounts payable and accrued liabilities include $162,468 ($228,199 as at December 31, 2023) for Board fees and $35,250 ($98,708 as at December 31, 2023) for management compensation.

Related party expenses

	For the three months ended September 30,		For the nine months ended September 30,
	2024	2023	2024	2023
Legal fees	$60,572	$17,469	$127,627	$116,128
Interest expense1.	$149,225	$46,362	$252,863	$60,138
Board of director fees	$51,250	$38,750	$128,750	$119,449
Management compensation	$100,000	$100,000	$300,000	$196,769

1. US$108,968 for Q3-24 and US$185,549 YTD-2024. Includes interest expense for both Ataraxia, MCAPM LP, Michael P. Mork and Board members.

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